AB
3/7

[redacted]

13013723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 UNIVERSITY ST, STE 2800
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH L. SCHOCKEN (206) 623-1200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D.D
3/9/13

OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA ANN TEIXEIRA
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
03-02-15

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC ("the Company") as of December 31, 2012, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 20, 2013

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	214,538
Accounts receivable, net of allowance for doubtful accounts of $24,556		17,154
Due from related parties		1,694
Notes receivable from related parties		91,743
Prepaid expenses and other assets		12,041
Furniture and equipment, at cost, net of accumulated depreciation of $129,351		78,056
	$	415,226
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	30,198
Note payable		34,117
Total liabilities		64,315
Member's equity		350,911
	$	415,226

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2012

Revenues		
Fee income	$	1,803,846
Interest income		1,860
Other income		59,975
		1,865,681
Expenses		
Commissions		1,254,286
Wages		442,158
Professional fees		115,487
Payroll taxes and benefits		79,765
Rent		73,331
Travel and entertainment		33,466
Depreciation		29,197
Office expense		24,577
Bad debt expense		19,556
Regulatory and trading fees		15,360
Telephone		14,681
Repair and maintenance		14,362
Insurance		12,672
Dues and subscriptions		10,412
Auto expense		10,063
Marketing and advertising		10,000
Equipment lease		2,335
Donations		1,800
Interest expense		1,720
Loss on disposal of fixed assets		548
Other		4,231
		2,170,007
Net Loss	**$**	**(304,326)**

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

Balance, December 31, 2011	$	656,837
Net loss		(304,326)
Withdrawals		(1,600)
Balance, December 31, 2012	$	350,911

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (304,326)
Adjustments to reconcile net loss to net cash flows from operating activities	
Warrants received for fee income	(1,600)
Depreciation	29,197
Bad debt expense	19,556
Loss on sale of fixed assets	548
Change in operating assets and liabilities	
Accounts receivable	14,377
Due from related parties	271
Prepaid expenses and other assets	(1,562)
Accounts payable	(4,198)
Net cash flows from operating activities	(247,737)
Cash Flows from Investing Activities	
Purchase of furniture and equipment	(5,241)
Net repayments on notes receivable from related parties	109,288
Net cash flows from investing activities	104,047
Cash Flows from Financing Activity	
Repayment of note payable	(15,555)
Decrease in cash	**(159,245)**
Cash, beginning of year	373,783
Cash, end of year	$ 214,538
Supplemental Disclosure for Cash Flow Information	
Cash paid for interest	$ 1,685
Warrants transferred to member as a distribution	$ 1,600

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is located in Seattle, Washington.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 80% of fee income was earned from one company in 2012.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent advances of expenses to current and potential customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. Approximately 94% of accounts receivable was due from three customers as of December 31, 2012.

Notes Receivable

The Company's policy for notes receivable is to continue accruing interest income until it becomes likely that note is uncollectible. At that time, an allowance for a bad debt would be established and interest would stop accruing. The Company does not have a formal risk rating system. For all notes receivable within maturities exceeding one year, the Company assesses the credit quality of each note based on analysis of the borrower's financial capacity. At December 31, 2012, all notes receivable were current on their repayment terms, and therefore, no allowance for credit quality losses has been recorded.

Furniture and Equipment

Depreciation of furniture and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Marketing and Advertising Expenses

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the date of the independent auditors' report.

Note 2. Related Party Transactions

Broadmark Holdings, LLC has partial ownership in another company that is a client. Fees earned from this client were $142,446 in 2012. The Company also paid various expenses on behalf of this client. These expenses, totaling $99,394, were reimbursed by the client during 2012.

The Company has a note receivable from its president, due on demand, with interest at the Internal Revenue Service ("IRS") short-term rate (.95% at December 31, 2012) with a balance of $39,743 as of December 31, 2012. Interest income earned on this note receivable amounted to $1,843 during 2012.

Beginning in October 2012, the Company signed note agreements with two contractors to pay them monthly advances of $10,000 each through September 2013. The advances are to be repaid from investment banking transactions that the contractors originate, and any remaining balance is due on October 15, 2014. The notes are non-interest bearing, nonrecourse, and any remaining balance will be repaid by Durham Black, LLC which is an employer of these two contractors. At December 31, 2012, the balance on each note amounted to $26,000. The interest is not imputed on these notes as the interest amounts are not significant.

Note 3. Note Payable

The Company has a note payable due in monthly payments of $1,326 (including interest at 3.9%). The note is due in full in April 2015, and is secured by a vehicle. The following is a schedule of principal payments required under the note for the years ending December 31:

2013	$	13,562
2014		15,357
2015		5,198
	$	34,117

Note 4. Operating Lease

The Company leases office space under a non-cancelable operating lease which will expire on September 30, 2014. Future minimum rental payments required under the lease for the years ending December 31, are:

2013	$	99,507
2014		76,446
	$	175,953

Note 5. Commitments, Guarantees, and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 4), guarantees, or contingencies that may result in a loss or future obligations as of December 31, 2012.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2012, the required minimum net capital was $5,000. The Company had computed net capital of $150,023 at December 31, 2012, which was in excess of the required net capital level by $145,023. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .43 to 1.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

COMPUTATION OF NET CAPITAL

Member's equity	$	350,911
Deductions		
Petty cash		(200)
Accounts receivable		(17,154)
Due from related party		(1,694)
Notes receivable from related parties		(91,743)
Prepaid expenses and other assets		(12,041)
Furniture and equipment		(78,056)
		(200,888)
Net capital		150,023
Minimum net capital		5,000
Excess net capital	$	145,023

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	30,198
Note payable		34,117
Total aggregate indebtedness	$	64,315

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		43%
Ratio of aggregate indebtedness to net capital		.43to 1

Broadmark Capital, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

BROADMARK CAPITAL, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2012

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 150,023

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Broadmark Capital, LLC ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 20, 2013

BROADMARK CAPITAL, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2013
WASH, D.C.
193

BROADMARK CAPITAL, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Broadmark Capital, LLC
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Broadmark Capital, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger and vender invoices), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 20, 2013

BROADMARK CAPITAL, LLC

SCHEDULE OF SIPC ASSESSSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2012

Total assessment for the year ended December 31, 2012	$	4,660
Payment made with SIPC-6 on July 17, 2012		(435)
Amount due with Form SIPC-7	$	4,225